FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

SECOND CALL NOTICE TO THE EXTRAORDINARY GENERAL MEETING

The shareholders of Companhia Brasileira de Distribuição (“Company”) are hereby called to the Extraordinary General Meeting (“General Meeting”) to be held, on second call, exclusively digital, on May 13th, 2024, at 2 p.m., in order to resolve on the following Agenda:

I.	Amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024;

II.	Amendment of items (l), (m) and (o) of Article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors; and

III.	Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments.

Pursuant to article 135 of Law 6,404 of December 15, 1976, as amended, the Meeting shall be convened on second call with the presence of any number of shareholders.

We hereby inform that all documents related to the resolutions that will be voted on at General Meeting called hereby available to the shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.gpari.com.br), and on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br), all documentation pertinent to the matters that will be deliberated on the General Meeting, including the Management Proposal and Manual to Attend this General Meeting, disclosed today and on May 29, 2024 ("Management Proposal”).

Participation in the General Meeting via electronic system:

The Meeting will be held exclusively digitally, through the digital platform “Ten Meetings”, which will provide access to the Meeting, as well as monitor and control the vote on each of the matters on the Agenda of this Meeting ("Digital Platform"). Thus, the shareholder who wishes to participate and vote at the Meeting must comply with the procedures indicated in the Management Proposal according to its type of participants.

The shareholders must access, until May 11, 2024, the https://assembleia.ten.com.br/257213212 ("Registration Link"), and register on the Digital Platform, filling out all the requested information and providing all the documents indicated below in this Call Notice and/or in the Management Proposal.

The shareholders who do not register within the aforementioned period may not participate in the Meeting, pursuant to article 6, paragraph 3, of CVM Resolution No. 81, of March 29, 2022, as amended ("CVM Resolution 81").

The following documents must be submitted by the shareholders through the electronic address indicated above:

(a)	updated extract containing the respective shareholding issued by the custodian body no later than three (3) days in advance of the General Meeting

(b)	for individuals: identity document with shareholder picture

(c)	for legal entities: (i) restated bylaws or articles of association, as the case may be, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d)	for investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund’s legal representative; and

(e)	if any of the shareholders indicated in items (b) a (d) above is represented by an attorney, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by shareholders electronically, preferably signed using the ICP-Brazil certification or through “Gov.br” portal.

Participation in the General Meeting by means of a distance voting ballot:

Pursuant to Article 49 of Instruction No. 81 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), as amended, the voting instructions received by the Company through the distance voting ballots sent for the first call of the General Meeting, held on April 29, 2024, shall be considered.

São Paulo, May 02, 2024.

Renan Bergmann

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 3, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.